Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Number 333-171183

The Kroger Co.

Pricing Term Sheet

Dated July 18, 2013

Issuer:	The Kroger Co.
Trade Date:	July 18, 2013
Settlement Date:	July 25, 2013 (T+5)
Denominations:	$2,000 x $1,000
Ratings:	Baa2/BBB/BBB (Stable/Stable/Stable)

3.850% Notes due 2023

Principal Amount:	$600,000,000
Security Type:	Senior Notes
Maturity:	August 1, 2023
Coupon:	3.850%
Price to Public:	99.958%
Yield to Maturity:	3.855%
Spread to Benchmark Treasury:	T + 132.5 bps
Benchmark Treasury:	UST 1.750% due May 15, 2023
Benchmark Treasury Spot and Yield:	93-8 and 2.530%
Interest Payment Dates:	February 1 and August 1, commencing February 1, 2014
Make-Whole Call:	Treasury Rate plus 20 basis points (prior to May 1, 2023)
Par Call:	On or after May 1, 2023 (three months prior to maturity)
CUSIP/ISIN:	501044 CS8/ US501044CS84

5.150% Notes due 2043

Principal Amount:	$400,000,000
Security Type:	Senior Notes
Maturity:	August 1, 2043
Coupon:	5.150%
Price to Public:	99.665%
Yield to Maturity:	5.172%
Spread to Benchmark Treasury:	T + 155 bps
Benchmark Treasury:	UST 3.125% due February 15, 2043
Benchmark Treasury Spot and Yield:	91-00+ and 3.622%
Interest Payment Dates:	February 1 and August 1, commencing February 1, 2014
Make-Whole Call:	Treasury Rate plus 25 basis points (prior to February 1, 2043)
Par Call:	On or after February 1, 2043 (six months prior to maturity)
CUSIP/ISIN:	501044 CT6 / US501044CT67

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. RBS Securities Inc.
Co-Managers:	Fifth Third Securities, Inc. BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC PNC Capital Markets LLC CastleOak Securities, L.P. Drexel Hamilton, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

We expect that delivery of the notes will be made against payment therefore on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next succeeding business day should consult their own advisor.

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